United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

99 George St. 3rd Floor

Toronto, Ontario, Canada M5A 2N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                      Name and Address of Company

Minera Andes Inc.

99 George St., 3rd Floor

Toronto, Ontario

M5A 2N4

Item 2                                      Date of Material Change

The material change occurred on or about October 21, 2009.

Item 3                                      News Release

News Releases were disseminated by Marketwire, Toronto, Ontario, on October 21, 2009.

Item 4                                      Summary of Material Change

On October 21, 2009, Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced that it had changed its auditors effective September 29, 2009.

Item 5.1                            Full Description of Material Change

On October 21, 2009, Minera Andes Inc. announced that the Board of Directors have appointed KPMG LLP, of Toronto, Ontario (the “Successor Auditors”) as the auditors of the Corporation effective September 29, 2009. BDO Dunwoody LLP of Vancouver, British Columbia (the “Former Auditors”) have resigned as auditors of the Corporation effective September 29, 2009.

There have been no reservations in the Former Auditor’s reports on any of the Corporation’s financial statements commencing at the beginning of the two most recently completed financial years and ending on the date of the Former Auditor’s resignation.  There are no reportable events between the Corporation and the Former Auditors. The resignation of the Former Auditor and the appointment of the Successor Auditor of the Corporation were considered and approved by the Audit Committee and the Board of Directors of the Corporation.

Item 5.2                            Disclosure for Restructuring Transactions

Not applicable

Item 6                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                                      Omitted Information

Not applicable

Item 8                                      Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Henry John, Chief Financial Officer at (647) 258-0395.

Item 9                                      Date of Report

October 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

	By:	/s/ Henry A. John, Chief Financial Officer
Henry A. John, Chief Financial Officer

Dated: October 28, 2009